SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)
LAIDLAW INTERNATIONAL, INC.
(Name of Issuer)
LAIDLAW INTERNATIONAL, INC.
(Name of Filing Person (Offeror))
Common Stock, $0.01 par value
(including the associated preferred share purchase rights attached thereto)
(Title of Class of Securities)
50730R102
(CUSIP Number of Class of Securities)
Beth Byster Corvino, Esq.
Executive Vice President, General Counsel
and Corporate Secretary
Laidlaw International, Inc.
55 Shuman Boulevard, Suite 400
Naperville, Illinois 60563
(630) 848-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Filing Person(s))
Copy to:
Richard S. Meller, Esq.
Latham & Watkins
233 S. Wacker Drive, Suite 5800
Chicago, Illinois 60606
(312) 876-7700
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing
fee**
$427,500,000	$45,742.50
*	Calculated solely for the purpose of determining the filing fee, based upon the purchase of 15,000,000 shares of common stock, $0.01 par value, at the maximum tender offer price of $28.50 per share.

**	The amount of filing fee was calculated at a rate of $107.00 per $1,000,000 of the transaction value. It was calculated by multiplying the transaction value by 0.000107.
☑     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:$45,742.50	Filing party: Laidlaw International, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: July 10, 2006
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1
☑	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer     ☐

     This Amendment No. 5 to Tender Offer Statement on Schedule TO (“Amendment No. 5”) relates to the offer by Laidlaw International, Inc., a Delaware corporation (“Laidlaw”) to purchase up to 15,000,000 shares, or such lesser number of shares as are properly tendered, of its common stock, $0.01 par value, including the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated June 23, 2003, by and between Laidlaw and Wells Fargo Bank Minnesota, National Association, as Rights Agent, at a price not greater than $28.50 nor less than $25.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Laidlaw’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2006 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed by Laidlaw on July 10, 2006 (as amended, the “Schedule TO”) as set forth below. This Amendment No. 5 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.
     The information in the Offer to Purchase and the related Letter of Transmittal, copies of which previously were filed on Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, respectively, is incorporated herein by reference in answer to Items 1 through 11 in Schedule TO except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 11. Additional Information.
     Item 11 of Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following:
     On August 8, 2006, the Company issued a press release announcing the preliminary results of the tender offer, which expired at 5:00 p.m., New York City time, on Monday, August 7, 2006. A copy of the press release is filed as Exhibit (a)(5)(x) to this Schedule TO and is incorporated herein by reference.

Item 12.  Exhibits.
    Item 12 of Schedule TO is hereby amended and supplemented by adding the following:
(a)(5)(x)	Press Release, dated August 8, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2006	LAIDLAW INTERNATIONAL, INC.
	By	/s/ Beth Byster Corvino
		Name:	Beth Byster Corvino
		Title:	Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase, dated July 10, 2006.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Shareholders, dated July 10, 2006.*

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(2)-(4)	Not applicable.

(a)(5)(i)	Press Release, dated July 10, 2006.*

(a)(5)(ii)	Summary Advertisement, dated July 10, 2006.*

(a)(5)(iii)	Questions and Answers for employees regarding stock buy back.*

(a)(5)(iv)	Letter to employees regarding stock buy back.*

(a)(5)(v)	Memo to Equity Plan Participants about participation in the tender offer.**

(a)(5)(vi)	Notice to Canadian holders and related certification, dated July 13, 2006.***

(a)(5)(vii)	Submission to Jurisdiction and Appointment of Agent for Service of Process, dated July 13, 2006.***

(a)(5)(viii)	Report under Section 189.1.3 of the Regulations pursuant to Section 147.21(2) of the Securities Act (Quebec), R.S.Q., c. V-1.1, as amended, dated July 13, 2006.***

(a)(5)(ix)	Certificate of Eligibility, dated July 13, 2006.***

(a)(5)(x)	Press Release, dated August 8, 2006.

(b)	Commitment Letter dated July 5, 2006, by and among Laidlaw International, Inc., Citigroup Global Markets Inc., UBS Securities LLC and Morgan Stanley Senior Funding, Inc.*

(b)(2)	Credit Agreement dated July 31, 2006 by and among Laidlaw International, Inc., Citigroup Global Markets Inc., UBS Securities LLC and Morgan Stanley Senior Funding, Inc.****

(d)	Rights Agreement, dated June 23, 2003, by and between Laidlaw International, Inc. and Wells Fargo Bank Minnesota, National Association, as Rights Agent (filed as Exhibit 4.3 to the Form 8-K filed on July 9, 2003 and incorporated herein by reference).*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO-I on July 10, 2006.

**	Previously filed on Amendment No. 1 to Schedule TO-I on July 11, 2006.

***	Previously filed on Amendment No. 2 to Schedule TO-I on July 14, 2006.

****	Previously filed on Amendment No. 4 to Schedule TO-I on July 31, 2006.